SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934

                      Amendment No.   1

                  UNITED MOBILE HOMES, INC.
                      (Name of Issuer)

                        COMMON STOCK
               (Title of Class of Securities)

                         91-1024107
                       (CUSIP Number)

Peter J. Gellert              with a copy to:     Eugene W.Landy, Esq.
Beechmont Company                                 Landy & Landy
34th Floor                                        125 Wyckoff Road
122 East 42nd Street                              P.O. Box 335
New York, New York  10168-0127                    Eatontown, New Jersey 07724
(212) 599-3620                                    (732) 542-4555
 (Name, address and telephone number of Person Authorized to Receive Notices and Communications)


                  March 8, 1998--April 20, 1998
    (Date of Event Which Requires Filing this Statement)

    TERMINATION OF REPORTING REQUIREMENT BY REASON OF NO
                 LONGER BEING A 5% HOLDER

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                     [  ]

           Check  the  following box if a fee is being  paid
with this statement:                                 [  ]

           The Issuer currently has outstanding 6,993,286 shares of Common Stock. By reason of the increase in the number of shares outstanding and the decrease in the holdings of Beechmont Company, Beechmont Company is no longer a 5% holder of the Common Stock of the Issuer. The purpose of this Amendment is to report a change in beneficial ownership that terminates the filer's obligation to report.

1.   Name of Reporting Person, S.S. or I.R.S. Identification
No. of Reporting Person:

     Beechmont Company             I.D. #13-6274730

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [    ]

3.   SEC Use Only


4.   Source of Funds:

     Beechmont Company used personal funds of the beneficial owners for whom it is acting as agent as outlined in ITEM
5(a) on Page 4 hereof.

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e):

6.   Citizen or Place of Organization:  New York, New York

Number  of Shares    7.   Sole Voting Power       -0- shares
Beneficiall Owned    8.   Shared Voting Power      332,568 shares
by Reporting Person  9.   Sole Dispositive Power  -0- shares
                    10.   Shared Dispositive Power 332,568  shares

11.    Aggregate Amount Beneficially Owned by Reporting Person:

       332,568 shares

12.   Check  if  the Aggregate Amount in Row  (11)  excludes Certain Shares:

      [   X   ]

13.  Percent of Class Represented by Amount in Row (11):

      4.75%

14.  Type of Reporting Person:  New York Partnership

ITEM 1.   SECURITY AND ISSUER

           Common Stock issued by United Mobile Homes, Inc., 125 Wyckoff Road, Eatontown, New Jersey 07724.


ITEM 2.   IDENTITY AND BACKGROUND

      (a) The person filing this statement is Beechmont Company, a New York Partnership. The partners are as follows:

            Walter Petschek           Social Security ####-##-####
            Robert J. Gellert         Social Security ####-##-####
            Peter J. Gellert          Social Security ####-##-####

     (b) The business address of the partners named in ITEM 2(a) above is 122 East 42nd Street, 34th Floor, New York, New York 10168-0127.

      (c)  The present principal occupations of the partners named in
           ITEM 2(a) above are as follows:

           Walter Petschek               Private Investor
           Robert J. Gellert             Executive
           Peter J. Gellert              Executive

      (d) The partners named in ITEM 2(a) have not been convicted in a criminal proceeding during the past five years, nor have any of the beneficial owners, beneficiaries of trusts, or partners in the partnership mentioned in ITEM 5 below.

      (e) The partners named in ITEM 2(a) above have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws, nor have any of the beneficial owners, beneficiaries of trusts, or partners in the partnership mentioned in ITEM 5 below.

     (f) The partners named in ITEM 2(a) above are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Answers to this Item 3 for Beechmont Company  are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

           Common Stock of United Mobile Homes, Inc. was acquired for investment purposes. The acquisition involves no change of control of United Mobile Homes, Inc. Therefore, Item 4 is somewhat inapplicable. Beechmont Company has no plans for the following:

           (a) The acquisition by any person or additional securities of the issuer,or the disposition of securities of the issuer; except that purchases of United Mobile Homes, Inc. common stock in amounts up to 60,000 shares may be made from time to time in the open market;

           (b) the extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

           (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any other material change in the issuer's business or corporate structure;

           (f) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

           (g) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

           (h) a class of equity securities of the issuer becoming eligible for termination of registration; or

           (i)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the close of business on April 28, 1998, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

                            Aggregate Number         Percentage of
            Name             of Shares Owned           Shares Owned

            Beechmont Company   332,568 shares              4.75%

            Beechmont Company is acting on behalf of beneficial owners of common stock of United Mobile Homes, Inc., which beneficial owners are linked to the Petschek/Gellert families, and include eight (8) individual family members, eight (8) trusts for members of the family, and one (1) estate of a family member. The largest amount of common stock of United Mobile Homes, Inc. owned by one of the beneficial owners is 63,104 shares. No individual owner, individual family trust or the family invest-ment partnership would be a beneficial owner of five percent (5%) or more of United Mobile Homes, Inc.

            (b) The information required by this sub-paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

            (c) The following transactions were effected by Beechmont Company with respect to the Common Stock of United Mobile Homes, Inc. during the past 60 days:

                                        Amt.of  Character of   Price Per
            Name               Date     Shares  Transaction     Share

            Beechmont  Company  4/20/98  1,832    Open Market Sale    $11.375
            Beechmont  Company  3/25/98 12,700    Open Market Sale    $11.50
            Beechmont  Company  3/24/98  4,200    Open Market Sale    $11.50
            Beechmont  Company  3/18/98    400    Open Market Sale    $11.50
            Beechmont  Company  3/17/98  2,700    Open Market Sale    $11.50
            Beechmont  Company  3/11/98  4,100    Open Market Sale    $11.50
            Beechmont  Company  3/9/98   2,500    Open Market Sale    $11.50

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

              There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of United Mobile Homes, Inc.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








Dated:    April 28, 1998



                                   /s/Peter J. Gellert
                                   Peter J. Gellert